Exhibit 99.10

IMMEDIATE	4 April 2003

Royal & SunAlliance Sells Healthcare & Assistance Business - Improves Capital Position by Nearly £250m

As part of the programme of actions outlined in November 2002, Royal & SunAlliance has today announced the sale of its UK Healthcare & Assistance business to Oxfordway Limited for a consideration of £147m, payable in cash. As at 31 December 2002 the net assets of the business that is the subject of the transaction were around £9m and net written premiums for the year were around £273m. The deal is expected to release capital of around £247m, from a combination of the profit on disposal and the reduction in premium income, and this will be used to support Royal & SunAlliance’s other general insurance business. The sale is expected to complete in April 2003. The profit for 2002 of the Healthcare & Assistance business was £45m, which included a one off profit of £13m relating to releases of prior year claims provisions.

Commenting on the deal Duncan Boyle, UK Chief Executive of Royal & SunAlliance, said: “The November 2002 Operating and Financial Review identified a number of specific areas of business that the Group would be withdrawing from. The disposal of the Healthcare & Assistance business allows Royal & SunAlliance to unlock significant value from the sale of a specialist business that is not strategic to the Group. Capital and resources will be refocused on the growth of other profitable areas of our core general insurance business.

”All existing Healthcare & Assistance staff will be transferred to Oxfordway. We believe that our people in our Healthcare & Assistance business will welcome the opportunity to continue working with the existing management team, who are committed to the development of the business.”

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Under the terms of the agreement Royal & SunAlliance will sell its healthcare insurance operations and its subsidiaries, FirstAssist Group Limited and R&SA Healthcare Administration Limited, to Oxfordway. These businesses currently transact most types of private medical insurance, personal accident insurance, hospital cash plan insurance, travel insurance, creditor insurance and legal expenses insurance as well as providing a range of related assistance services. Following completion, Royal & SunAlliance will enter into a distribution arrangement with the new company to enable Royal & SunAlliance’s customers to continue to benefit from these types of insurance products and assistance services.

In order to facilitate the efficient transfer of the business, Royal & SunAlliance will continue to underwrite the business transacted by the new company under transitional arrangements that will continue for up to 18 months following completion of the transaction. In parallel, a major reinsurer will provide reinsurance for the existing liabilities and future underwriting risk of Healthcare & Assistance with effect from completion.

Oxfordway will be responsible for the administration of all of the business with effect from completion.

Around 1,200 employees that form Healthcare & Assistance will transfer across. This transfer has been subject to full consultation with Union representatives.

Oxfordway is a new company that has been formed for the purpose of acquiring Royal & SunAlliance’s Healthcare & Assistance business. Its management team is composed of existing and former members of the Healthcare & Assistance management team and it is funded by a combination of private equity and debt financing.

–ENDS–

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Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the final capital release. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Press

Paul Atkinson
Tel +44 (0)20 7337 5712

Analysts

Malcolm Gilbert
Tel +44 (0)20 7569 6138